BioSig Technologies, Inc.

12424 Wilshire Blvd Suite 745

Los Angeles, CA 90025

July 23, 2024

VIA EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Aja Eiden
Katherine Bagley

Re:	BioSig Technologies, Inc.
Registration Statement on Form S-1
Filed June 27, 2024
File No. 333-280525

Ladies and Gentlemen:

On behalf of BioSig Technologies, Inc., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated July 11, 2024, relating to the Company’s above referenced Registration Statement on Form S-1 publicly filed on June 27, 2024 (the “Registration Statement”). We are submitting this letter via EDGAR and have publicly filed Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”), which has been revised to address the Staff’s comments. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1.

Cover Page

1.	You disclose on your cover page and in your plan of distribution that the selling stockholders may offer shares at “prevailing market prices.” You also disclose that your common stock trades on the OTC Markets’ Pink Current Information tier. Please note that an at-the-market resale offering under Rule 415 is not available for registrants quoted on the OTC Pink marketplace, because the OTC Pink marketplace is not an established trading market for purposes of satisfying Item 501(b)(3) of Regulation S-K. Please revise your prospectus to disclose a fixed price at which the selling shareholders will offer and sell their shares until your shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX, or OTCQB, at which time they may be sold at prevailing market prices.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure in Amendment No.1 to reflect that the Company’s common stock is now quoted on the OTCQB.

Risk Factors, page 5

2.	Please revise your filing to include a risk factor describing any risks related to your shares being quoted on the OTC Pink marketplace.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s common stock is now quoted on the OTCQB.

Exhibits

3.	Please file as an exhibit or incorporate by reference to your Engagement Letter with H.C. Wainwright. Update your exhibit index accordingly.

Response: The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, has filed the Engagement Letter with H.C. Wainwright as Exhibit 10.26 of Amendment No.1.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. If you have any questions related to this letter, please contact Barrett DiPaolo (by telephone at (646)-810-2173 or by email at bdipaolo@srfc.law), Avital Perlman (by telephone at (212)-930-9700 or by email at aperlman@srfc.law) or Christian Lichtenberger (by telephone at (646)-810-0591 or by email at clichtenberger@srfc.law) of Sichenzia Ross Ference Carmel LLP.

Sincerely,

BIOSIG TECHNOLOGIES, INC.
/s/ Anthony Amato
Name: Anthony Amato
Title: Chief Executive Officer

cc:

Barrett DiPaolo

Avital Perlman

Christian Lichtenberger

Sichenzia Ross Ference Carmel LLP